1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

October 15, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Sonia Bednarowski
Justin Dobbie
Sasha Parikh
Angela Connell

Re:	Oyster Point Pharma, Inc.
Registration Statement on Form S-1
Filed on October 4, 2019
File No. 333-234104
CIK No. 0001720725

Ladies and Gentlemen:

On behalf of our client, Oyster Point Pharma, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 10, 2019 relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 4”). For the Staff’s reference, we have included both a clean copy of Submission No. 4 and a copy marked to show all changes from the version submitted on October 4, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 4.

AUSTIN            BEIJING             BOSTON            BRUSSELS            HONG KONG             LONDON            LOS ANGELES            NEW YORK             PALO ALTO

SAN DIEGO            SAN FRANCISCO            SEATTLE            SHANGHAI             WASHINGTON, DC            WILMINGTON, DE

Securities and Exchange Commission

October 15, 2019

Registration Statement on Form S-1 (filed October 4, 2019)

Prospectus Summary

Overview, page 1

1.

We note your response to comment 1. Throughout your registration statement you state that you are not aware of any other therapy that has demonstrated statistically significant improvements in both signs and symptoms of DED in a single registrational clinical trial. Please revise to clarify, if true, that you did not test any other products or therapies in this specific trial and that there are no head-to-head results providing support that another product candidate, product or therapy could not have shown similar results in the specific clinical trial you reference.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 1, 69, 82 and 84 of Submission No. 4.

2.

We note your response to comment 4 that you do not expect to continue to pursue FDA approval of OC-02 for the treatment of dry eye disease. If true, please revise throughout to clarify that you do not intend to pursue FDA approval for OC-02 for the treatment of dry eye disease.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 3, 4, 83, 84, 85, 98 of Submission No. 4.

Business

Our Product Candidates, page 89

3.

Please revise your pipeline chart to indicate the therapeutic area for OC-02. In addition, please tell us what you mean by “oral indication” in the chart as your disclosure on page 99 states that OC-02 was studied as a nasal spray in a Phase 2b clinical study, the PEARL study, for dry eye disease. To the extent that you intend to file an IND for OC-02 in a different indication, please revise the chart to indicate that OC-02 is still in the preclinical stage for that indication. Similarly, please revise to chart to clarify, if true, that you have not yet filed an IND for Neurotrophic Keratitis and that OC-01 for this indication is still in the preclinical phase.

The Company respectfully advises the Staff that it has revised the pipeline chart on page 89 of Submission No. 4 to (i) remove OC-02, (ii) indicate that OC-01 is still in the preclinical phase for the treatment of neurotrophic keratitis and (iii) state that the next step for the treatment of neurotrophic keratitis with OC-01 will be to file an IND for a Phase 2 clinical trial.

Securities and Exchange Commission

October 15, 2019

Certain Relationships and Related Party Transactions

Consulting Agreement, page 144

4.

We note your revised disclosure on page 144 in response to comment 5. Please provide the required disclosure pursuant to Item 404 of Regulation S-K regarding the amended consulting agreement with FLG Partners, LLC under which Mr. Murray provides general financial advisory services.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 144 of Submission No. 4.

* * * *

Securities and Exchange Commission

October 15, 2019

Please direct any questions with respect to this confidential submission to me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Megan J. Baier

Megan J. Baier

cc:	Jeffrey Nau, Ph.D., M.M.S., Oyster Point Pharma, Inc.
Daniel Lochner, Oyster Point Pharma, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Brian J. Cuneo, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP